UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Talino Ventures PBC which does business in California as Talino Ventures, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer

       Form
       Public Benefit Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       January 4, 2016

Physical address of issuer

1240 Rosencrans Ave. Ste. 120, Manhattan Beach, California, CA 90266.

Website of issuer

http://talinolabs.com

Current number of employees

The Company has 2 full-time employees. The Company utilizes the services of independent consultants. The Company has 5 independent consultants.

Summary financial information is provided below for the most recent fiscal year ended December 31, 2021, and prior fiscal year ended December 31, 2020.

	Most recent fiscal year-end December 31, 2021	Prior fiscal year-end December 31, 2020
Total Assets	$ 1,191,677	$244,833
Cash & Cash Equivalents	$70,907	$ 2,904
Accounts Receivable	$606,541	$241,929
Short-term Debt	$ 378,947	$ 323,722
Long-term Debt	$ 538,858	$ 0
Revenues/Sales	$467,490	$434,888
Cost of Goods Sold	-$ 126,681	-$240,000
Taxes Paid	$0	$0
Net Income/Loss	-$ 163,508	$ 27,740

October 2, 2023

FORM C-AR: Annual Report

Talino Ventures PBC



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2021**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Talino Ventures P.B.C., a Delaware public benefit corporation (the "Company," as well as references to "Talino Ventures," "we," "us," or "our") for the sole purpose of providing certain information about the SAFE Notes offered and sold by the Company pursuant to Regulation Crowdfunding ("Reg. CF") under the Securities Act of 1933, as amended, or the Securities Act, during fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at http://talinolabs.com.

During the period from July 29 to September 9, 2021, the Company raised $466,666.66 (before offering expenses) from investors through the sale of common stock under a Regulation D, Rule 506(b) exemption. During the period from October 4 to October 6, 2021, the Company raised $101,000 (before offering expenses) from investors through the sale of its Units to private investors. For each Unit, half was attributable to common stock and half was attributable to SAFE Notes. During the period from October 6, 2021, to November 26, 2021, the Company raised $488,358 (before offering expenses) from investors through the sale of its SAFE Notes on the WeFunder portal in its Reg. CF described in the previously filed Form C, dated November 10, 2021, and this Form C-AR (this "Offering").

As December 31, 2021, the Company raised a total of $1,156,126 through these Offerings.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://talinolabs.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 2, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Talino Ventures P.B.C., referred to herein as the "Company," as well as references to "we," "us," or "our", is a Delaware public benefit corporation that was incorporated on January 4, 2016.

The Company is located at 1240 Rosencrans Ave. Ste. 120, Manhattan Beach, California, CA 90266.

The Company's website is http://talinolabs.com.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

Our corporate name is Talino Ventures P.B.C. We are a Delaware public benefit corporation that was incorporated on January 4, 2016, for the purpose of bridging the financial inclusion gap for people around the world by building repeatable, scalable, and profitable fintech that empowers underserved, underrepresented groups with financial access and mobility across the globe.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product research, development, and investing in operations and infrastructure. The Company aims to achieve profitability by 2022 and further increase its profits in the coming years. The capital we raised will empower us to expand our product development, increase sales and marketing efforts and grow our infrastructure and operations as we continue to aggressively grow and expand our business.

Our Products and/ or Services

Overview

Our Company is a venture studio that enables startups in the fin-tech space to flourish by providing the initial team, strategic direction, and capital required to create a startup to reach a product-market fit. Our goal is to build the future of inclusive fintech by serving what we believe is an exponentially growing market. Our previous startups have included ventures such as a digital bank for migrant workers, working with lenders of small businesses, an insurer for the emerging middle class, and even digital enablers in the food industry. Later, these companies have either gone on as subsidiaries of the Company, such as Asenso, Bayani Pay, and Saphron, or have been retired by the Company.

The Company specifically focuses on building next-generation companies for financial inclusion across the globe through its venture studio model Talino Financial Inclusion Technology ("Talino FIT"). Talino FIT is a collaborative platform enabling banks and fintechs to create innovative financial products and services. Through application programming interfaces (APIs), Talino FIT creates accessible and affordable online financial services, driving financial inclusion in developing countries, starting with the Philippines. Talino FIT uses four major technologies: RegTech, Payment Hub, Micro Ledger, and Global Gateway. RegTech ensures regulatory compliance with features like electronic Know Your Customer (eKYC), anti-money laundering, and sanction list checks. The Payment Hub offers a unified, affordable solution for financial transactions. Micro Ledger provides a secure, scalable platform for financial transaction management. Lastly, the Global Gateway facilitates seamless fund transfers among international financial institutions worldwide. Talino FIT provides the Company with the capability to build, deploy, and scale new technologies and businesses with greater agility and efficiency. The Company has already produced a number of promising startups, such as BayaniPay, which provides access to global remittance and banking services; Asenso, which is accelerating economic recovery for American small business; Saphron, which enables accessible insurance for the 4.4 billion uninsured; Unawa, which delivers ease of doing business through digital regtech in emerging markets.

As part of our goal to help in technology capacity building, our Company supports Devcon, which is a non-profit organization that works with Philippine developers on various projects, which include hosting code camps, hackathons, entrepreneurship programs, and hosting free conferences for IT students, educators, and professionals.

Customer Base

We operate in the fintech (financial technology) sector of financial services. Our goal is to attract mainly customers who well-established partners within the fintech industry and institutional stakeholders that we can collaborate with to serve unserved and underserved markets through the startups we create. Specifically, we work with industry leaders, government and public sector institutions, large international organizations, and professional communities to efficiently scale our impact across the globe. Our technology currently aims to impact around 10 million users across the globe, including migrant workers, underrepresented minorities, lenders of small businesses, emerging middle-class individuals, and other fintech industries.

Intellectual Property

Talino Financial Inclusion Technology (FIT) Platform

This is a software platform that builds on market-tested and core deep technology to deliver a secured, regulatory compliant, more efficient, convenient, and affordable Digital Financial Services. Talino FIT is made up of the following technology building blocks: Customer Engagement Engine, Real-time Digital Logistics Tracking, Transaction and Processing Module, e-Wallet, Global Pay, Analytics Hub, and RegTech Platform. **The licensor grants the licensee the license to the two components of the Talino FIT platform, namely, Global Pay and RegTech** (highlighted in bold orange outline) to build and deliver the BayaniPay Product, a solution for cross-border, accessible, and affordable sending of remittances.

Talino Global Pay

Also known as Talino's Real-Time Settlement Engine (Talino Global Pay), it facilitates instant, 24/7 interbank electronic fund transfer. It has an Interbank Integration Point that simplifies communication with the Bank's existing system via an API-led connectivity. It's Peer to Peer (P2P) Payment component allows for a PCI compliant and cheaper way to electronically transfer funds from one party to another through online or mobile application. It also has a Merchant Settlement module that provides the capability to collect and process electronic payments from customers.

Talino RegTech

Talino's Regulatory Compliance Platform (Talino RegTech) enables secured, encrypted, privacy protected, and regulatory compliant Fintech Systems. The RegTech Platform leverages sophisticated backend technologies such as Biometric eKYC Identity Management, Digital Document Generation, and ESignatures.

Domain Names

The Company owns the following active domain names: http://www.talinolabs.com.

Competition

The Company operates in the highly competitive financial technology, or fintech market and competes with other fintech companies. Specifically, we face competition from other financial technology companies that provide financing opportunities to small businesses. These companies include the following:

- **Colab**. Company Laboratory LLC, otherwise known as Colab, is a venture studio and a private equity principal based out of Los Angeles that provides expertise in technology, web, and mobile development, branding, strategy, and business development. Colab partners with a select portfolio of strategic companies to design, launch, and grow early-stage businesses. Colab often serves as a hands-on co-founder, bringing advanced expertise in design, branding, marketing, UI/UX, digital business strategy, technology, and product development (web2/web3/mobile) to customers, while also providing access to exclusive investor networks.

- **Atomic**. Atomic is a venture studio that pioneered the model of starting companies by pairing founders with the best ideas, teams, and resources. Atomic provides starting companies with experienced founders and a ready-made team of experts who have successfully built many companies.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

We operate domestically and in a rapidly evolving regulatory environment characterized by a heightened focus by regulators globally on all aspects of the payments industry, including countering terrorist financing, anti-money laundering, privacy, cybersecurity, and consumer protection. The laws and regulations applicable to us, including those enacted prior to the advent of digital and mobile payments, are continuing to evolve through legislative and regulatory action and judicial interpretation. New or changing laws and regulations, including changes to their interpretation or implementation, as well as increased penalties and enforcement actions related to non-compliance, could have a material adverse impact on our business, results of operations, and financial condition. We monitor these areas closely and are focused on designing compliant solutions for our customers.

Government regulation impacts key aspects of our business. We are subject to regulations that affect the payments industry in the markets we operate.

Data Protection and Information Security Regulations

We are subject to a number of laws, rules, directives, and regulations (or privacy and data protection laws) relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers, users, and employees, or personal data, in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is subject to one or more privacy and data protection laws in one or more jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships. The EU has adopted a comprehensive General Data Protection Regulation, or the GDPR, which came into effect in May 2018. The GDPR expanded the scope of the EU data protection law to foreign companies processing personal data of European Economic Area individuals and imposed a stricter data protection compliance regime. In the United States, we are subject to privacy and information safeguarding requirements under privacy laws including the Gramm-Leach-Bliley Act, the Telephone Consumer Privacy Act, and the California Consumer Privacy Act, which requires privacy protections comparable to those afforded by the GDPR, as well as the maintenance of a written, comprehensive information security program. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are comprehensive consumer privacy laws. Effective December 31, 2023, we will become subject to the Utah Consumer Privacy Act, regarding business handling of consumers' personal data.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. Regulatory authorities are continuously considering numerous legislative and regulatory proposals and interpretive guidelines that may contain additional privacy and data protection obligations. In addition, the interpretation and application of these privacy and data protection laws in the United States, Europe, and elsewhere are often uncertain and in a state of flux.

Anti-Corruption Regulations

We are subject to applicable anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act. Anti-corruption laws generally prohibit offering, promising, giving, accepting, or authorizing others to provide anything of value, either directly or indirectly, to or from a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. We have implemented policies, procedures, and internal controls that are designed to comply with these laws and regulations.

Laws and Regulations Relating to E-Commerce

Our business is subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide users with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Banking Laws and Regulations

While our subsidiary Bayani Pay does not maintain money transmitter licenses, Bayani Pay acts as an agent on behalf of a licensed Money Services Business. Even though Bayani Pay is not registered as a Money Services Business ourselves, Bayani Pay, as well as our other subsidiaries, must to comply with the U.S. Department of Treasury's Office of Foreign Assets Control (OFAC) sanctions obligations and, specifically, Bayani Pay's relationship with BDO Remit U.S.A. requires us to be aware of, and ensure that our company acts in accordance with, anti-money laundering and anti-terrorist financing requirements, record-keeping requirements, reporting requirements, bonding requirements, minimum capital requirements, limitations on the investment of customer funds, and regulatory examinations by state and federal regulatory agencies.

Asenso also acts as an agent for Kingstone Capital Properties that is a licensed broker that must maintain loan origination, brokering, and servicing licenses in a number of U.S. states and actively works to comply with new license requirements as they arise. While Asenso is not directly licensed as a broker, it does work with Kingstone Capital Partners and looks to meet their regulatory requirements pursuant to Asenso's license with them.

Our services utilize ACH transfers and require compliance with National Automated Clearing House Association rules. We are required to comply with Regulation E, the Electronic Funds Transfer Act, which regulates certain funds transfers.

Other Regulations

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address is 1240 Rosencrans Ave. Ste. 120, Manhattan Beach, California, CA 90266.

We conduct business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors Of the Company

Winston Damarillo, Director   **Dates of Board Service: 2016 - Present**

Winston Damarillo is a serial entrepreneur, founding three different successful Silicon Valley startups thus far in his career. Prior to Talino Ventures, Mr. Damarillo served as Chief Strategy Officer at PLDT which is a leading Telecommunication Corporation in Southeast Asia that has over 50 million subscribers. Mr. Damarillo also served as the Founder and Chairman of Amihan Global Strategies which is a pioneering digital transformation company in Southeast Asia and Middle East markets. From 2007-2013, Mr. Damarillo served as Chief Executive Officer of Simula Venture Labs which is an incubator and venture builder for disruptive open-source projects. From 2001-2005, Mr. Damarillo served as the Chief Executive Officer and Founder of Gluecode Software Inc., which was successfully acquired in 2005 by IBM. Gluecode Software brought to market a leading Open-Source Java Application Server from the Apache Software Foundation.

Winston Damarillo's Business Experience for the Last Three Years

Employer: Talino Ventures P.B.C.
Employer's Principal Business: Venture Studio for Fintech startups
Title: Chief Executive Officer
Dates of Service: 2016 - Present
Responsibilities: As Chief Executive Officer, Mr. Damarillo provides leadership and oversight for the entire organization and bears the responsibility of defining its vision and strategic direction. Mr. Damarillo leads the executive team, making critical decisions that impact the company's growth and performance. Mr. Damarillo ensures financial health, manages stakeholders, and shapes the organizational culture. Mr. Damarillo identifies and manages risks, monitors performance, and drives innovation and adaptation.

Employer: PLDT
Employer's Principal Business: Leading Telecommunications Corporation in Southeast Asia
Title: Chief Strategy Officer
Dates of Service: May 2015 – October 2018
Responsibilities: As Chief Strategy Officer, Mr. Damarillo served as a key executive responsible for shaping the long-term success of the company. Mr. Damarillo led the strategic planning process, defining the company's vision, goals, and objectives while conducting thorough market analysis to identify opportunities and potential threats. Mr. Damarillo explored business development opportunities and managed risks associated with strategic decisions. Mr. Damarillo established performance metrics and developed contingency plans to prepare for different scenarios. Driving innovation and research and development efforts, Mr. Damarillo ensured that the company remained competitive. Additionally, Mr. Damarillo collaborated with the board and stakeholders, allocated resources wisely, and regularly reviewed and adjusted strategic initiatives to achieve desired outcomes. Overall, Mr. Damarillo played a vital part in guiding the company's growth and securing its position in the market.

Education: University of Oxford – Said Business School (Executive Program – Transformational Leadership)

Officers Of the Company

Winston Damarillo, Chief Executive Officer and President
See "Directors of the Company" section above.

Cindy Damarillo-Ty, Chief Financial Officer

Cindy Damarillo is the current Vice President of Finance and Operations for Talino Ventures. Since 2001, Ms. Damarillo-Ty has also served as the Co-Founder and Finance Head of Exist Software Labs, Inc., which provides enterprise solutions through consultancy and cutting-edge products and services. From 2001-2005, Ms. Damarillo-Ty served as the Co-Founder and Operations Manager of Gluecode Software Inc., which was successfully acquired in

2005 by IBM. Gluecode Software brought to market a leading Open-Source Java Application Server from the Apache Software Foundation.

Cindy Damarillo-Ty's Business Experience for the Last Three Years

Employer: Talino Ventures
Employer's Principal Business: Venture Studio for Fintech Startups
Title: Vice President of Finance and Operations
Dates of Service: January 2016 - Present
Responsibilities: Ms. Damarillo-Ty is responsible for overseeing the financial management and operational aspects of the organization. Ms. Damarillo-Ty collaborates with other executives in strategic planning, monitors performance indicators, manages stakeholder relations, and is prepared to handle crises, playing a crucial role in ensuring the organization's financial stability, operational efficiency, and compliance to achieve its mission and objectives effectively. Ms. Damarillo-Ty leads financial planning and budgeting, financial reporting, accounting, and auditing, treasury management, and compliance matters.

Employer: Exist Software Labs, Inc.
Employer's Principal Business: Global Technology Innovation
Title: Co-Founder and Finance Head
Dates of Service: September 2001 - Present
Responsibilities: Ms. Damarillo-Ty develops financial strategies and budgets, provides financial analysis and reporting to the executive team and stakeholders, and ensures compliance with accounting principles and regulations. Ms. Damarillo-Ty manages cash flow and financial risk, makes strategic decisions about capital and engages in investor relations. Ms. Damarillo-Ty also oversees internal controls, audits, and financial systems, while establishing performance metrics and collaborating with external partners.

Education: University of San-Jose-Recoletos (B.S. in Computer Science)

Keny Chang, Chief Operations and Compliance Officer

Keny Chang is the current Chief Operations and Compliance Officer of the Company, where Mr. Chang oversees both operational and compliance aspects of the Company. Mr. Chang also serves as a program advisor at the University of California, Riverside where Mr. Chang is responsible for providing academic guidance to students, which entails assisting them in planning their coursework. Mr. Chang also serves as an arbitrator at the Financial Industry Regulatory Authority, also known as FINRA, where Mr. Chang is responsible for impartially resolving disputes between investors and brokerage firms or individual brokers. Mr. Chang also served as President of Kingstone Capital where Mr. Chang was responsible for providing leadership and direction to the organization.

Keny Chang's Business Experience for the Last Three Years

Employer: Talino Ventures
Employer's Principal Business: Venture Studio for Fintech Startups
Title: Chief Operation and Compliance Officer
Dates of Service: November 2021 – Present
Responsibility: Mr. Chang oversees both operational and compliance aspects of the company. Mr. Chang is responsible for optimizing day-to-day operations, managing financial aspects, and identifying and mitigating operational risks. Mr. Chang ensures the company's adherence to laws and regulations, develops internal policies, and conducts monitoring and auditing processes. Mr. Chang collaborates with other senior executives, reports to the board, and leads and drives the team towards operational excellence and compliance. Overall, Mr. Chang's role is critical in maintaining efficient operations while upholding ethical standards and legal compliance.

Employer: University of California, Riverside
Employer's Principal Business: This is a university for higher education.
Title: Program Advisor
Dates of Service: January 2022 – Present
Responsibility: Mr. Chang is responsible for providing academic guidance to students, assisting them in planning

their coursework, and ensuring they meet program requirements. Mr. Chang offers career counseling, helps students explore entrepreneurship-related opportunities, and connects them with mentors and networking events. Additionally, Mr. Chang coordinates workshops and guest lectures, facilitates startup support, and encourages student engagement in entrepreneurship-related activities. Mr. Chang collaborates with faculty to enhance the program and stay updated with industry trends, aiming to support and guide students throughout their entrepreneurial journey.

Employer: FINRA
Employer's Principal Business: FINRA writes and enforces rules that govern registered brokers and broker-dealer firms in the United States.
Title: Arbitrator
Dates of Service: September 2021 – Present
Responsibility: Mr. Chang is responsible for impartially resolving disputes between investors and brokerage firms or individual brokers. Mr. Chang reviews evidence, conducts hearings, adheres to FINRA rules and procedures, and makes binding decisions based on the presented information. Maintaining confidentiality and disclosing any conflicts of interest are essential aspects of Mr. Chang's role. He drafts written awards outlining the rationale behind the decisions and adheres to set timelines to manage the arbitration process efficiently.

Employer: Kingstone Capital
Employer's Principal Business: This employer's principal business is as a management and full-service business consulting company.
Title: President
Dates of Service: January 2015 – November 2021
Responsibility: Mr. Chang was responsible for providing leadership and direction to the organization. Mr. Chang worked closely with the Board of Directors, implemented strategic plans, oversaw financial matters, managed stakeholder relations, and identified and mitigated risks. Mr. Chang provided oversight in human resources, business development, and growth opportunities while ensuring legal compliance.

Education: Boston University (B.A. in Political Science); Jones International University (M.B.A.)

Employees

As of the date of this Form C-AR, the Company currently has 5 full-time employees. The Company uses the services of independent consultants. The Company currently has 25 independent consultants.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk.

You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of the licenses of our sponsoring financial institutions to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and is just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales and out limited operating history, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These people may not devote their full time and attention to the matters of the Company. The loss any or all our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

We depend on certain key personnel, including our CEO, Winston Damarillo. The loss of any of these key personnel would have a material adverse impact on our business, financial condition and future prospects.

The success of our company is highly dependent upon certain key management, including our Chief Executive Officers, Winston Damarillo. The loss of the services of this employee could have a material adverse effect on our business, financial condition, and the results of its operations. There can be no assurance that this employee will remain with our company in the future due to circumstances either within or outside of their control. Further, we do not carry, and do not intend to carry, life insurance or key man insurance on its employees.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new startups in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand new startups to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets and develop new startups. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's many start-ups could adversely affect each other.

The Company's various start-ups run the risk of cannibalizing the growth of other start-ups in the Company's portfolio. While the competition will likely be beneficial in the future, it poses a large risk to young, individual startups now. As a startup, there is a high risk that the Company may not be successful or able to raise sufficient funds to continue operations. With multiple start-ups, the Company has the risk that each of the startups, if complementary, may adversely affect the growth of others.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the has caused substantial disruption in international and U.S. economies and markets. The outbreak has the potential to have an adverse impact on the fintech industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business in the Philippines, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements. However, at this time, the outbreak has not caused any material adverse impacts on the Company's operations.

If we were deemed to be an investment company under the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and our activities may be restricted, which could adversely affect the price of the Ordinary Shares and our business.

An entity will generally be deemed an "investment company" under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the "1940 Act") if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe we are not an "investment company" and do not intend to become registered as an "investment company" within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities. The Company does not believe that it owns any securities as defined as "investment securities" under Section 3(a)(2) of the 1940 Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

The Company may never receive future equity financing or elect to covert the Securities upon such future financing.

The Company may never undergo a future equity financing or liquidity event such as a sale of the Company or an initial public offering or elect to convert the Securities. In such case, if neither the securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Winston Damarillo	10,212,500 Shares of Common Stock	78.71%

Capitalization

The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 20,000,000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). As of December 31, 2021, 12,974,479 shares of Common Stock and no shares of Preferred Stock, respectively, will be issued and outstanding.

Outstanding Capital Stock

As December 31, 2021 for this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,974,479
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%**

** This percentage is based upon outstanding common stock and excludes from the calculation: a total of (i) $200,500 in SAFE securities having a valuation cap of $15,000,000 and (ii) $479,105 in SAFE securities having a valuation cap of $15,000,000, held by Talino Venture Labs I EB, a series of WeFunder SPV, LLC, and (iii) $9,253 in SAFE securities having a valuation cap of $20,000,000 held by Talino Venture Labs I, a series of WeFunder SPV, LLC.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	SAFE Notes
Amount Outstanding	$50,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $15,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs may be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Crowd SAFE Notes
Amount Outstanding	$488,358.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $20,000,000, but $15,000,000 for the first $500,000 of investors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs may be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

INDEBTEDNESS OF THE COMPANY

The Company has a shareholder loan, from its Chief Executive Officer, Winston Damarillo, in the amount of $231,806, which is payable upon written demand. See the section titled "*Transactions with Related Persons and Conflicts of Interest*" for more information regarding the outstanding indebtedness owed by our Company.

PAST EXEMPT OFFERINGS OF THE COMPANY

We issued a total of 10,000,000 shares of common stock to our initial stockholders under Section 4(a)(2) of the Securities Act in 2016. We then raised funds through a private placement of 212,500 shares of common stock under Section 4(a)(2) of the Securities Act on July 22, 2021.

We also previously raised funds through a Regulation D, Rule 506(b) offering of common stock. The date of the first sale of common stock was July 29, 2021. Additionally, we raised funds through a Regulation D, Rule 506(b) offering of Units. For each Unit, half was attributed to the purchase of common stock and half was attributed to the purchase of SAFEs. The date of the first sale of Units was October 4, 2021. We also had a SAFE offering through WeFunder. The date of the first sale was October 6, 2021. As of the date of this annual report, we raised $517,666.66 through Regulation D offerings and we raised $488,358 through Regulation Crowdfunding.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$100.00	10,000,000	General Working Capital	January 4, 2016	Section 4(a)(2)
Common Stock	$2.13	212,500	General Working Capital	July 22, 2021	Section 4(a)(2)
Common Stock	$466,666.66	2,291,667	General Working Capital	Between July 29 – September 9, 2021	Reg. D Rule 506(b)
Unit - Common Stock	$50,500.00	157,813	General Working Capital	Between October 4 – October 6, 2021	Reg. D Rule 506(b)
Unit - SAFE Securities	$50,500.00	50,500	General Working Capital	Between October 4 – October 6, 2021	Reg. D Rule 506(b)
SAFE Securities	$488,358.00*	488,358	General Working Capital	Between October 6 – November 26, 2021	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

*The total SAFE offering amount was $488,358. Out of this amount, $479,105 was raised at the early-bird SAFE value with a valuation cap of $15,000,000 and $9,253 was raised through the regular SAFE value, with a valuation cap of $20,000,000.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

We had $467,490 in sales in the fiscal year ended December 31, 2021, and $434,888 in sales in the fiscal year ended December 31, 2020. The increase is due to a net increase in the number of clients/customers for which the Company provided services for. Our sales and marketing expenses for fiscal year 2021 were $28,120 as compared to $0 in the fiscal year ended 2020. Our total operating expenses in fiscal year 2021 were $504,317 as compared to $167,148 in fiscal year 2020. This increase is the result of Company growth and an increase in marketing related activities. Our payroll expenses for the fiscal year 2021 were $206,372 as compared to $99,514 in the fiscal year ended 2020. Our legal and professional service costs for the fiscal year 2021 were $106,152 as compared to $0 in the fiscal year ended 2020. Our office expenses for the fiscal year 2021 were $29,908 as compared to $6,425 in the fiscal year ended 2020. Our travel expenses for the fiscal year 2021 were $23,171 as compared to $1,656 in the fiscal year ended 2020. Subscriptions for the fiscal year ended 2021 were $36,739 as compared to $16,373 in the fiscal year ended 2020. Rent expenses for the fiscal year 2021 were $20,714 as compared to $1,140 in the fiscal year ended 2020. Meal expenses for the fiscal year 2021 were $16,268 as compared to $481 in the fiscal year ended 2020. Benefits expenses for the fiscal year 2021 were $27,404 as compared to $25,501 in the fiscal year ended 2020. Other expenses for the fiscal year 2021 were $9,467 as compared to $16,058 in the fiscal year ended 2020. Our net loss was ($163,508) in fiscal year 2021, compared to a net income of 27,740 in fiscal year 2020. The decrease in net income is attributable to an increase in marketing and operating costs as a result of the Company's growth and increase in marketing activities.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2021, the Company had an aggregate of $70,907 in cash and cash equivalents, leaving the Company with approximately 6 months of estimated runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). As of December 31, 2020, the Company had cash and cash equivalents of $2,904, which increased by $68,003 during the year, due to increased cash flows during the year.

Liquidity and Capital Resources

We had a net loss from operating activities of ($163,508) in fiscal year 2021, compared to a net income of $27,740 in fiscal year 2020. This decrease in net income is attributable to the factors described above under "*Results of Operations.*"

In fiscal year 2021, we received $488,358 (before offering expenses) from investors through the sale of our SAFE Notes on the WeFunder portal in our Reg. CF offering and earlier in the fiscal year we received $101,000 (before offering expenses) from investors through the sale of Units under Regulation D, Rule 506(b) and we received $466,666.66 (before offering expenses) from investors through the sale of our common stock under Regulation D, Rule 506(b). For a description of our common stock and SAFE notes, see "*Outstanding Capital Stock*" and "*Outstanding Options, Safes, Convertible Notes, Warrants*" of this Form C-AR above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures over the course of the next twelve months and has not made any material capital expenditures in 2020.

Material Changes and Other Information

None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, $0.00001 par value per share. As of December 31, 2021, a total of 12,974,479 shares of our common stock are issued and outstanding. All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our common stock are entitled to one vote per share of common stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights. Holders of common stock are entitled to elect three Directors.

Dividends. Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Anti-Dilution Rights. The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Transfer Restrictions. Pursuant to our Bylaws, our stock is subject to a right of first refusal by the Company, except for certain exempt transfers between shareholders.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, $0.00001 par value per share. As of the date of this annual report, there are no outstanding shares of preferred stock are issued and outstanding.

Safe Securities

Dividends

The Safe securities, or the Private Safes, do not entitle Investors to any dividends.

Conversion Upon the First Equity Financing

Upon an Equity Financing, the Company will automatically convert the Private Safe, and following the issuance of the Private Safe, the Investor will receive the number of Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Private Safe (the "Purchase Amount") by (a) or (b) immediately below (the "Conversion Price"):

(a)   the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Private Safe then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Private Safe (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b)   if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, price per share of the Securities sold in such Equity Financing multiplied by eighty percent (80%).

Such Conversion Price shall be deemed the "First Equity Financing Price".
Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "Liquidity Event") before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with the above paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" as used above, means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

Dissolution

If there is a Dissolution Event (as defined below) before the Private Safe terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Private Safe (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Private Safes terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Private Safe) upon the earlier to occur of: (i) the issuance of shares in the Shadow securities to the Investor pursuant to the conversion provisions of the Private SAFE agreement, (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Private Safe nor the securities issuable upon the conversion of the Private Safe have voting rights. The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Private Safes do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Private Safes were sold under the private offering exemption under Regulation 4(a)(2), and have not been registered for sale under the Securities Act of 1933, as amended, or the Securities Act. The Company does not intend to register the Private Safes under the Securities Act.

The certificates or other documentation representing the Private Safes or any such stock, until such time as they have been registered under the Securities Act, shall bear a restrictive legend and a stop-transfer order may be placed against transfer of such certificates or other instruments.

The Private Safes and any shares issued in conjunction with the Private Safes may be subject to a right of first refusal option in favor of the corporation and/or its assignee(s) as provided in the Company's Bylaws.

Other Material Terms

- The Private Safes do not have a stated return or liquidation preference.

The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Private Safes, because the amount of capital stock to be issued is based on the occurrence of future events.

Crowd Safe Securities

Dividends

The Crowd Safe Crowd securities, or the Crowd Safe, do not entitle Investors to any dividends.

Conversion Upon the First Equity Financing

Upon an Equity Financing, the Company will automatically convert the Crowd Safe, and following the issuance of the Crowd Safe, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Crowd Safe (the "Purchase Amount") by (a) or (b) immediately below (the "Conversion Price"):

(a) the quotient of $20,000,000 (or $15,000,000 for early bird investors) divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Crowd Safe then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Crowd Safe (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b)   if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "First Equity Financing Price".

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "Liquidity Event") before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with the above paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" as used above, means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

Dissolution

If there is a Dissolution Event (as defined below) before the Crowd Safe terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Crowd Safe (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Crowd Safe terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Crowd Safe) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement, (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event, or (iii) redemption of the Crowd SAFE upon payment of the Redemption Price (as defined below).

Voting and Control

Neither the Crowd Safe nor the securities issuable upon the conversion of the Crowd Safe have voting rights. The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Crowd Safes do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Crowd Safe sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Crowd Safe during the one-year holding period beginning when the Crowd Safe were issued, unless such Crowd Safe are transferred:

(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Crowd Safe Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Crowd Safe may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Crowd Safe or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Crowd Safe or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.
Furthermore, upon the event of an IPO, the capital stock into which the Crowd Safe are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Crowd Safe may be redeemed by the Company upon 15 days' notice and payment of an amount equal to 200% of the purchase amount (the "Redemption Price").

- The Crowd Safe do not have a stated return or liquidation preference.

The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Crowd Safe, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

During 2021, the Company made and collected advances from related parties.

(1)   As of December 2021, the Company's balance of advances to related parties was $449,807. This balance consisted of the below amounts:

      a.   Advances/fund transfers to Talino Labs Pte Ltd (100% owned by the Company) of $355,740.

      b.   Advances/fund transfers to BayaniPay (16% owned by the Company and 33% owned by Talino Labs Pte Ltd, as of December 31, 2021) of $14,067.

      c.   In 2021, the Company paid consulting fees to the Company's Chief Executive Officer Winston Damarillo of $80,000.

(2)   As of December 2021, the Company had an outstanding stockholder loan balance of $231,806. This stockholder loan was made by Winston Damarillo, the Company's Chief Executive Officer. This loan is payable to Mr. Damarillo upon his demand.

(3)   Other Related Party Transactions:

      a.   The Company collected $64,952.08 from Talino Labs Pte Ltd.

      b.   The Company provided professional and consulting services to Amihan Global Strategies Phils, Inc. for $240,000. This is not yet paid as of December 31, 2021. Amihan Global Strategies Phils, Inc. is controlled by Winston Damarillo, who is Director and Chief Executive Officer of the Company.

      c.   Cindy Damarillo-Ty, the Company's Chief Financial Officer, is the Treasurer for Asenso Finance, Inc. During 2021, the Company provided professional and consulting services to Asenso Finance, Inc. for $28,500. This is unpaid as of December 31, 2021.

      d.   Winston Damarillo, the Company's Chief Executive Officer, is the Chief Executive Officer of Bayani Pay, Inc. In 2021, the Company provided professional and consulting services to Bayani Pay, Inc. for the total amount of $133,500. This is unpaid as of December 31, 2021.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Failure to Comply with Ongoing Reporting Requirements

The Company failed to timely file an annual report on Form C-AR within 120 days of the end of its 2021 fiscal year.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached unaudited and unreviewed 2021 financials and unaudited and unreviewed 2020 financial statements are true and complete in all material respects.

/s/ Winston Damarillo
(Signature)

Winston Damarillo
(Name)

Chief Executive Officer & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cindy Damarillo
(Signature)

Cindy Damarillo
(Name)

Director
(Title)

October 2, 2023
(Date)

/s/ Winston Damarillo
(Signature)

Winston Damarillo
(Name)

Director
(Title)

October 2, 2023
(Date)

EXHIBITS

Exhibit A   Compiled Financial Statements

EXHIBIT A
Financial Statements

TALINO VENTURES P.B.C.
FINANCIAL STATEMENTS
Year Ended December 31, 2021



JANG & COMPANY

ACCOUNTANCY CORPORATION

WWW.JANGCPA.COM

To the Management
Talino Ventures P.B.C.
Manhattan Beach, California

Management is responsible for the accompanying financial statements of Talino Ventures P.B.C. (a corporation), which comprise the balance sheet as of December 31, 2021, and the related statement of income and retained earnings and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

The supplementary information contained in schedule of operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information is the representation of management. The information was subject to our compilation engagement; however, we have not audited or reviewed the supplementary information and, accordingly, do not express an opinion, a conclusion, nor provide any assurance on such supplementary information.

Jang & Company

La Mirada, California
August 4, 2023

"The Professional Solutions"

16700 Valley View Avenue Suite200, La Mirada, Califoria, CA 90638-5831

tel 714.739.2800   fax 714.739.2900   e-mail info@jangcpa.com

TALINO VENTURES P.B.C.
BALANCE SHEET
December 31, 2021

ASSETS

CURRENT ASSETS
Cash	$	70,907
Accounts receivable		606,541
Advances		369,807
Deposit		4,650
Other receivables		35,000
Prepaid expenses		3,750
Total current assets		1,090,655

OTHER ASSETS
Investments		101,022
TOTAL	$	1,191,677

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$	21,509
Credit cards		94,380
Loan from stockholders		231,806
Other payables		31,252
Total current liabilities		378,947

LONG-TERM LIABILITIES
SAFE obligations		538,858
Total liabilities		917,805

STOCKHOLDERS' EQUITY
Common stock, par value $0.00001 per share, 50,000,000 shares authorized, 12,974,481 shares issued and outstanding		130
Additional paid-in capital		517,139
Retained earnings		(243,397)
Total stockholders' equity		273,872
TOTAL	$	1,191,677

See independent accountants' compilation report

TALINO VENTURES P.B.C.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year Ended December 31, 2021

REVENUES		
Sales	$	467,489
COST OF SALES		
Professional fees		126,681
GROSS PROFIT		340,808
OPERATING EXPENSES		504,316
NET INCOME		(163,508)
RETAINED EARNINGS - beginning of period		(79,889)
RETAINED EARNINGS - end of period	$	(243,397)

See independent accountants' compilation report

TALINO VENTURES P.B.C.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(163,508)
Adjustments to reconcile net income to net cash provided		
by operating activities		
(Increase) decrease in:		
Accounts receivable		(364,612)
Advances		(372,147)
Deposit		(4,650)
Other receivables		(35,000)
Prepaid expenses		(3,750)
Increase (decrease) in		
Accounts payable		(68,709)
Credit cards		67,510
Other payables		31,252
Net cash provided by operating activities		(913,614)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investments		(101,022)
Net cash used by investing activities		(101,022)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan from stockholders		27,512
SAFE obligations		538,858
Additional paid-in capital		517,139
Common stock		(870)
Net cash provided by financing activities		1,082,639
NET INCREASE IN CASH		68,003
CASH AT BEGINNING OF YEAR		2,904
CASH AT END OF YEAR	$	70,907

See independent accountants' compilation report

NOTE 1 - Nature of Activities and Significant Account Polices

Nature of Operations

Talino Ventures P.B.C. ("the Company") was originally incorporated in Delaware on January 4, 2016 as AGSX, Inc. Subsequently, the Company was renamed from AGSX, Inc to Talino Ventures Inc. on June 2, 2021. On July 21, 2021 the Company restated the certificate, changing ite name to Talino Ventures P.B.C. (doing business in California as Talino Ventures, Inc).

The Company is incorporated to bridge the financial inclusion gap for people around the world by building repeatable, scalable, and profitable fintech that empowers underserved, underrepresented groups with financial access and mobility across the globe.

The Company is also a venture studio that enables startups in the fintech space to flourish by providing the initial team, strategic direction, and capital required to create a startup to reach a product-market fit. The goal of the Company is to build the future of inclusive fintech by serving what they believe is an exponentially growing market. The Company is investing in ventures such as a digital bank for migrant workers, working with lenders of small businesses, an insurer for the emerging middle class, and even digital enablers in the food industry.

The Company specifically focuses on building next-generation companies for financial inclusion across the globe through its venture studio model Talino Financial Inclusion Technology ("Talino FIT"), which was later redefined as Talino Open Banking Infrastructure (TOBI). This provides the Company with the capability to build, deploy, and scale new technologies and businesses with greater agility and efficiency. The Company has already produced a number of successful startups such as BayaniPay which empowers global migrant professionals with cross-border banking, Neotech which is a SME (subject matter expert) lending marketplace for the Middle East, Asenso which is accelerating economic recovery for American SMEs (subject matter experts), Saphron which enables accessible insurance for the 4.4 billion uninsured, Unawa which delivers ease of doing business through digital regtech in emerging markets, and Devcon which enables, equips, and empowers a community of geeks for good.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimates.

NOTE 1 - Nature of Activities and Significant Account Polices (continued)

Revenue and Cost Recognition

Revenues are generally recognized when realized or realizable, and when earned (usually when goods are transferred or services rendered), no matter when payment is received. The Company recognizes revenue from subscriptions of software and business operation services. Service revenue is recognized when the service is performed.

The costs include all direct material, labor, and subcontract costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. selling, general, and administrative costs are charged to expenses as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and all highly-liquid investments with initial maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Property and Equipment

Property and equipment are stated at the cost. Depreciation of property and equipment is computed on the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company has elected to use the taxes payable method. Under this method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. Current year taxable income varies from income before current year tax expense primarily due to the use of accelerated depreciation methods, and timing differences for recognizing deferred revenue and accrued bonuses which are reported differently for tax purposes.

NOTE 1 - Nature of Activities and Significant Account Polices (continued)

Recent Accounting Pronouncements

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, which amended the existing accounting standards for revenue recognition. The adoption of this new revenue standard does not have a significant impact on the amount and timing of revenue recognized in the Company's financial statements. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of the adoption.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases; finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning in January 2022. The Company is required to record a "right of use" asset and a lease liability payable and believes that the increase in assets and liabilities for all of its existing leases upon adoption will be material.

NOTE 2 - Accounts Receivable

Accounts receivable are considered to be fully collectible at December 31, 2021 accordingly, no allowance for doubtful accounts has been set up.

NOTE 3 – Advances

There are advances to the subsidiaries during the year. The details are as follows:

Bayani Pay Inc $ 14,067
Talino Labs Pte Ltd $355,740

NOTE 4 – Investments

Asenso Finance, Inc. is a corporation formed on October 19, 2021 under the laws of the State of Delaware, and a leading-as-a-service software provider to small banks and community development financial institutions. The certificate of incorporation authorized Asenso Finance, Inc. to issue 5,000,000 shares of preferred stock and 20,000,000 shares of common stock, par value $0.0001 per share.

Upon inception, the Talino Ventures P.B.C. subscribed to 10,000,000 shares of common stock of Asenso Finance, Inc. at par value for $1,000, making Talino a 100% owner of Asenso Finance, Inc.

Bayani Pay, Inc. is a public benefit corporation formed on February 9, 2021 under and by virtue of the provisions of the General Corporation Law of the State of Delaware, and a fintech company which provides digital financial services with the mission of enabling borderless banking for global professionals through low-cost transfers, secure payments, and charitable donations to reputable non-profits. The certificate of incorporation authorized Bayani Pay, Inc. to issue 2,000,000 shares of common stock, par value $0.00001 per share.

On April 15, 2021,Talino Ventures P.B.C. subscribed to 200,000 shares of common stock of Bayani Pay, Inc for $20. As at December 31, 2021, Talino Ventures P.B.C. owns 18% of Bayani Pay, Inc.

Additionally, on April 15, 2021, Talino Ventures P.B.C. entered into Simple Agreements for Future Equity ("SAFE") with Bayani Pay, Inc for the purchase price of $100,000.

Talino Labs Pte Ltd. is a private limited liability company incorporated on February 20, 2019 and domiciled in Singapore with its registered office at 150 Cecil Street, #03-02, Singapore 069543. The principal activities are investment in other companies and development of software for interactive digital media (except games). The notion of authorized share capital is not being practiced in Singapore.

On June 15, 2021, Talino Ventures P.B.C. entered into a Share Purchase Agreement with the previous stockholders of Talino Labs Pte Ltd to acquire all its issued and outstanding shares (100,000 shares) for a total consideration of $2.

NOTE 5 – SAFE(Simple Agreement for Future Equity) Obligations

During the year, there were SAFE capital raisings through WeFunder and private investors. The total amount is $538,858. The Company will issue SAFE Preferred Stocks based on the SAFE.

NOTE 6 – Stockholders' Equity

The company issued 2,974,481 common stocks to private investors with raising $517,139 of Additional paid-in capital.

NOTE 7 – Rent

The Rent expense is the lease payment of the house for providing accommodation for Philippine-based consultants who were required to travel to and stay in California as part of several cohort programs. The lease agreement is under Cindy Damarillo.

NOTE 8 – Related Party Transactions

As of December 2021, the Company's outstanding balance with Winston Damarillo is $231,806.

The Company provided professional and consulting services to Amihan Global Strategies Phils, Inc. for $240,000.

During 2021, the Company provided professional and consulting services to Asenso Finance, Inc. for $28,500.

In 2021, the Company provided professional and consulting services to Bayani Pay, In., for total amount of $133,500.

In 2021, the Company provided professional and consulting services to Talino Labs Pte Ltd for a total amount of $64,952.

NOTE 9 - Subsequent Events

Management has evaluated subsequent events through August 3, 2023, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TALINO VENTURES P.B.C.

SCHEDULE OF OPERATING EXPENSES

Year Ended December 31, 2021

OPERATING EXPENSES		
Advertising and marketing	$	10,570
Auto expenses		302
Bank charges		3,993
Dues and subscriptions		9,450
Employee benefits		27,405
Hostings and subscriptions		27,289
Marketing		17,550
Meals & entertainment		16,092
Miscellaneous		2,874
Office expense		29,833
Payroll		206,372
Professional fees		106,152
Rent		20,714
Taxes & licenses		2,600
Travel		23,044
Utilities		76
Total operating expenses	$	504,316

See independent accountants' compilation report